Exhibit 99.1

Consent of Independent Auditors

The Board of Directors

Global Aviation Holdings Fund Limited:

We consent to the incorporation by reference in the registration statements on Form F-3 (No. 333-157817 and No. 333-163036) and on Form S-8 (No. 333-166667) of Fly Leasing Limited of our report dated December 23, 2011, with respect to the consolidated statements of financial position of Global Aviation Holdings Fund Limited and its subsidiaries (the “Company”) as of June 30, 2011 and 2010, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years then ended, which report appears in the Form 6-K/A of Fly Leasing Limited dated December 28, 2011. Our report contains an explanatory paragraph that on October 14, 2011, Fly Leasing Limited, consummated the acquisition of the entire share capital of the Company. The financial statements of the Company do not reflect any adjustments to the assets and liabilities that might subsequently be necessary as a result of this transaction.

/s/KPMG

Dublin, Ireland

December 27, 2011